Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more. Toll Free 1-866 964-0492 www.computershare.com/ noticeandaccess Notice of Availability of Proxy Materials for ALAMOS GOLD INC. Annual General Meeting Meeting Date and Location: Fold When: Wednesday, May 20, 2020 Where: Virtual meeting online at https://web.lumiagm.com/163885073 4:00 pm (Toronto Time) This year Alamos Gold Inc. (the “Company”) is using the “notice-and-access” system adopted by the Canadian Securities Administrators for the delivery of the Management Information Circular (the “Circular”) and 2019 annual report to both beneficial and registered shareholders, which includes the Company’s Management’s Discussion and Analysis and Annual Audited Consolidated Financial Statements for the fiscal year ended December 31, 2019 (collectively, the Meeting“ Materials”). Under notice-and-access, you will still receive a proxy or voting instruction form enabling you to vote at the meeting. However, instead of a paper copy of the Circular, you receive this notice which contains information about how to access the Meeting Materials electronically. The principal benefit of the notice-and-access system is that it reduces the environmental impact of producing and distributing paper copies of documents in large quantities. The Circular and Form of Proxy (or Voting Instruction Form, as applicable) provide additional information concerning the matters to be dealt with at the meeting. You should access and review all information contained in the Circular before voting. Shareholders with questions about notice-and-access can call 1-866-964-0492. The information circular and other relevant materials are available at: www.envisionreports.com/ALAMOSGOLD2020 OR www.sedar.com Fold How to Obtain Paper Copies of the Proxy Materials Securityholders may request to receive paper copies of the current Meeting Materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the Meeting Materials in advance of the voting deadline and meeting date, requests must be received no later than May 8, 2020. If you do request the current Meeting Materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes. For Holders with a 15 digit Control Number: For Holders with a 16 digit Control Number: Request Meeting Materials by calling Toll Free, within North Request Meeting Materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from outside of North America 1-877-907-7643 and entering your control number as America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form. indicated on your Voting Instruction Form or Proxy. To obtain paper copies of the Meeting Materials after the To obtain paper copies of the Meeting Materials after the meeting date, please contact 1-866-788-8801. meeting date, please contact 1-866-788-8801. 01KMDC

Securityholder Meeting Notice The resolutions to be voted on at the meeting are listed below along with the sections within the Circular where disclosure regarding the matter can be found. 1. Election of Directors - Elect ten (10) directors who will serve until the next annual meeting of shareholders. See section “Election of Directors” in the Circular. 2. Appointment of Auditors - Appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration. See section “Appointment of Auditor” in the Circular. 3. Executive Compensation - To consider, and if deemed advisable, pass a resolution to approve an advisory resolution on the Company’s approach to executive compensation. See section “Advisory Resolution on Approach to Executive Compensation” in the Circular. Fold Voting PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy. PLEASE VIEW THE CIRCULAR PRIOR TO VOTING Annual Financial Statement Delivery • Only registered and beneficial holders who opted to receive one Fold 01KMEA